NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SUPPL

September 12, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated September 13, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

10/17

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

SEPTEMBER 12, 2007

News Release: ***07-16***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Company's projects thus far. The 2007 field season continues to build on the work completed in 2006, as well as advancing the two new additions to the project portfolio; the Black Lake and Stem uranium projects.

The Black Lake property, located in northern Saskatchewan, has seen two phases of exploration this year. The Phase one program that included regional and detailed geological mapping and geophysical surveys concluded in May, 2007. Two significant target areas, encompassing outcropping radioactive pegmatite, were outlined on mineral claims in the Charlebois Lake and Black Lake areas.

Phase two, a 1,500 meter diamond drill program designed to test these anomalous areas, was completed in late August, 2007. The A Zone, located near Black Lake, is a 200 meter by 250 meter area containing significant volumes of radioactive pegmatite. Three drill holes, totaling 718 meters, tested the A Zone in areas where grab samples returned values of 0.108% to 0.589% U_3O_8.

The Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers was examined with two drill holes. These drill holes, totaling 782 meters, tested several significant zones along the strike of the anomaly. The first drill hole examined a large, anomalously mineralized pegmatite exposed in outcrop over an area approximating 150 meters by 80 meters. The second drill hole stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake anomaly. It is anticipated that the drill core sample assays will be completed in early October.

The Stem property in southern British Columbia was the focus of a prospecting, geological mapping and sampling program in late August. Sample results are anticipated in mid to late October.

Earlier this year, a 1,900 meter diamond drilling program was completed on the CR copper – molybdenum project, near Houston, British Columbia. The program successfully tested new and existing zones in the porphyry complex. The drilling cut near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex, such as 41 meters of 0.036% molybdenum and 0.334% copper.

The Company is currently sourcing drill contractors for additional work on the Meridian gold – silver project, located in southern British Columbia. The property is drill ready with the drill roads and pads in place. Proposed diamond drilling completed from these areas will target areas proximal to many of the historical mines that were operational early in the 20th century on the property.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **SEPTEMBER 12, 2007**

News Release: ***07-16*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Company's projects thus far. The 2007 field season continues to build on the work completed in 2006, as well as advancing the two new additions to the project portfolio; the Black Lake and Stem uranium projects.

The Black Lake property, located in northern Saskatchewan, has seen two phases of exploration this year. The Phase one program that included regional and detailed geological mapping and geophysical surveys concluded in May, 2007. Two significant target areas, encompassing outcropping radioactive pegmatite, were outlined on mineral claims in the Charlebois Lake and Black Lake areas.

Phase two, a 1,500 meter diamond drill program designed to test these anomalous areas, was completed in late August, 2007. The A Zone, located near Black Lake, is a 200 meter by 250 meter area containing significant volumes of radioactive pegmatite. Three drill holes, totaling 718 meters, tested the A Zone in areas where grab samples returned values of 0.108% to 0.589% U_3O_8.

The Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers was examined with two drill holes. These drill holes, totaling 782 meters, tested several significant zones along the strike of the anomaly. The first drill hole examined a large, anomalously mineralized pegmatite exposed in outcrop over an area approximating 150 meters by 80 meters. The second drill hole stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake anomaly. It is anticipated that the drill core sample assays will be completed in early October.

The Stem property in southern British Columbia was the focus of a prospecting, geological mapping and sampling program in late August. Sample results are anticipated in mid to late October.

Earlier this year, a 1,900 meter diamond drilling program was completed on the CR copper – molybdenum project, near Houston, British Columbia. The program successfully tested new and existing zones in the porphyry complex. The drilling cut near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex, such as 41 meters of 0.036% molybdenum and 0.334% copper.

The Company is currently sourcing drill contractors for additional work on the Meridian gold – silver project, located in southern British Columbia. The property is drill ready with the drill roads and pads in place. Proposed diamond drilling completed from these areas will target areas proximal to many of the historical mines that were operational early in the 20th century on the property.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

SEPTEMBER 12, 2007

News Release: ***07-16***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Provides Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on the Company's projects thus far. The 2007 field season continues to build on the work completed in 2006, as well as advancing the two new additions to the project portfolio; the Black Lake and Stem uranium projects.

The Black Lake property, located in northern Saskatchewan, has seen two phases of exploration this year. The Phase one program that included regional and detailed geological mapping and geophysical surveys concluded in May, 2007. Two significant target areas, encompassing outcropping radioactive pegmatite, were outlined on mineral claims in the Charlebois Lake and Black Lake areas.

Phase two, a 1,500 meter diamond drill program designed to test these anomalous areas, was completed in late August, 2007. The A Zone, located near Black Lake, is a 200 meter by 250 meter area containing significant volumes of radioactive pegmatite. Three drill holes, totaling 718 meters, tested the A Zone in areas where grab samples returned values of 0.108% to 0.589% U_3O_8.

The Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers was examined with two drill holes. These drill holes, totaling 782 meters, tested several significant zones along the strike of the anomaly. The first drill hole examined a large, anomalously mineralized pegmatite exposed in outcrop over an area approximating 150 meters by 80 meters. The second drill hole stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake anomaly. It is anticipated that the drill core sample assays will be completed in early October.

The Stem property in southern British Columbia was the focus of a prospecting, geological mapping and sampling program in late August. Sample results are anticipated in mid to late October.

Earlier this year, a 1,900 meter diamond drilling program was completed on the CR copper – molybdenum project, near Houston, British Columbia. The program successfully tested new and existing zones in the porphyry complex. The drilling cut near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex, such as 41 meters of 0.036% molybdenum and 0.334% copper.

The Company is currently sourcing drill contractors for additional work on the Meridian gold – silver project, located in southern British Columbia. The property is drill ready with the drill roads and pads in place. Proposed diamond drilling completed from these areas will target areas proximal to many of the historical mines that were operational early in the 20th century on the property.

"Regan Chernish"
Regan Chernish, P. Geol.
President and Director

END